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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             MDI Entertainment, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    552685109
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                                 (CUSIP Number)

                             David A. Broadwin, Esq.
                                 Foley Hoag LLP
                              155 Seaport Boulevard
                                Boston, MA 02210
                                 (617) 832-1000
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 27, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of The Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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 CUSIP NO. 552685109                                        PAGE 2 OF 4 PAGES
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 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       International Capital Partners LLC
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                            (b)   [ ]
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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS
       OO (Investment Funds)

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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)      [ ]

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 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

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                               7     SOLE VOTING POWER
                                     1,022,019
      NUMBER OF
        SHARES               ---------------------------------------------------
     BENEFICIALLY              8     SHARED VOTING POWER
       OWNED BY                      0
        EACH
      REPORTING              ---------------------------------------------------
       PERSON                  9     SOLE DISPOSITIVE POWER
        WITH                         1,022,019

                             ---------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,022,019

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*   [ ]


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.70%

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14     TYPE OF REPORTING PERSON*
       OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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 CUSIP NO. 552685109                                        PAGE 3 OF 4 PAGES
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     This filing constitutes Amendment No. 2 to the Schedule 13D filed by
International Capital Partners LLC, a limited liability company organized under the laws of Delaware ("ICP"), and Mr. Jean Luc Dormoy with the Securities and Exchange Commission on September 29, 1999 with respect to the common stock, par value $0.001 per share ("Common Stock"), of MDI Entertainment Inc. ("MDI"). Mr. Dormoy is no longer a controlling person of ICP and accordingly no longer has voting and dispositive power with respect to any shares of Common Stock of MDI held by ICP.

     ICP is filing this Amendment No. 2 to Schedule 13D as a result of the decision to terminate discussions with MDI regarding the previously announced preliminary proposal by ICP to acquire a majority interest in MDI. The following items of Schedule 13D are hereby amended.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated in its entirety to read as follows:

     The source of funds for the purchase of the 2,027 shares of Series A Preferred Stock of MDI pursuant to the Stock Purchase Agreement described in the first paragraph of Item 4 herein was the personal funds of Mr. Dormoy. These shares were subsequently converted into Common Stock of MDI.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended and restated in its entirety to read as follows:

     ICP originally purchased 2,027 shares of Series A Preferred Stock of
MDI for investment purposes pursuant to a Stock Purchase Agreement entered into by and between ICP and MDI dated August 4, 1999. As a result of the conversion of such Series A Preferred Stock and certain dispositions of Common Stock, ICP now owns 1,022,019 shares of Common Stock of MDI.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Previously filed Exhibits 3 and 4 are deleted in their entirety.



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 CUSIP NO. 552685109                                        PAGE 4 OF 4 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                      July 1, 2002
                                         ---------------------------------------
                                                         (Date)


                                         INTERNATIONAL CAPITAL PARTNERS LLC


                                         By: /s/ Mack Obioha
                                            ------------------------------------
                                            Mack Obioha
                                            Managing Partner



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